UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Energy Exploration Technologies, Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0912748
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1624 Headway Circle, Suite 100,
Austin TX,	78754
(Full mailing address of principal executive offices)	(Zip code)

(737) 273-9677

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words, including but not limited to, “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2023, contained in the Company’s 1-K Annual Report, filed with the Securities and Exchange Commission on May 1, 2024 and with the unaudited financial statements and related notes for the six months ended June 30, 2023, contained in the Company’s Semiannual Report pursuant to Regulation A Form 1-SA, filed with the Securities and Exchange Commission on September 27, 2023. The Offering was qualified by the Securities and Exchange Commission on July 6, 2022 and September 27, 2023 respectively.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact, as guarantees, or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Energy Exploration Technologies, Inc., a Puerto Rico corporation (the “Company”, “EnergyX”, “we”, “us” or “our”), is currently a pre-revenue company formed on December 18, 2018 under the laws of the Department of State of the Commonwealth of Puerto Rico, and is headquartered in San Juan, Puerto Rico with offices and laboratory facilities in Austin, Texas, and Antofagasta, Chile. The Company was formed as a renewable energy technology company focused on developing technologies in energy storage and extracting the critical materials that are needed for batteries, such as lithium. We aim to secure our own resources for lithium production and have acquired exploration tenements in Chile through our wholly owned Chilean subsidiary (“EnergyX Chile”). We have a mission to become a worldwide leader in the global transition to sustainable energy by accelerating and enabling affordability for the broader use of lithium-based energy storage in everyday life.

As of June 30, 2024, Teague Egan, our Chief Executive Officer, owned either directly or through a wholly owned entity, Egan Global Management, LLC, approximately 66% of our outstanding Common Stock (including subscribed and paid for, but yet to be issued stock as part of the Company’s ongoing Regulation A+ offering) and Preferred Stock, and 47% of the Company’s Common Stock on a fully diluted basis. Accordingly, our Chief Executive Officer has significant influence over the Company, and any action requiring the approval of the holders of our Common Stock and approval of significant corporate transactions.

Our Business

We are a renewable energy technology company focused on developing technologies in energy storage and extracting the critical materials that are needed for battery production such as lithium. We hope to fundamentally change the way humanity is powering our world and storing clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions.

1

We are developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, as well as the creation of next generation battery components, and lithium-based batteries that are cheaper, longer-lasting, and more energy efficient than current formulations. Our objectives are to make lithium production more efficient, cost effective, and environmentally friendlier than existing conventional methods of production. We aim to secure our own resources for lithium production and have acquired exploration tenements in Chile through EnergyX Chile. We are also conducting research focusing specifically on solid-state and quasi solid-state battery architectures with pure metallic lithium electrodes, as well as non-flammable liquid electrolytes. The Company’s goal is to become a premier, low-cost lithium technology provider for the growing lithium battery and electric vehicle industries.

We have developed a Direct Lithium Extraction (“DLE”) technology called LiTAS™ (Lithium-Ion Transport and Separation) to process lithium enriched brines found in certain salt flats across the world. Approximately 50-60% of the world’s lithium production today is sourced from brine resources coming from South America according to Benchmark Mineral Intelligence, a leading data intelligence firm for the minerals and battery supply chain. The northern portion of Chile, the northern portion of Argentina, and the southern part of Bolivia is known as the “Lithium Triangle” as it is projected to hold over 50% of the world’s known lithium deposits. The remaining production of lithium comes from hard rock or clay mining that is mainly completed in Australia, portions of China and other various locations around the world.

We are working on solid-state and quasi solid-state lithium-based battery technology program called SoLiS™ (Solid Lithium Separator) using elements of our core LiTAS™ nanotechnology. Lithium transport through EnergyX proprietary mixed matrix membranes translate to possible application as a solid-state separator inside the battery. Solid state batteries are a transformational extension and optimization of lithium-ion batteries. The fundamental reason solid state is ideal is because it maximizes the energy density of the battery, while lowering the weight, and making it safer.

We believe our technology may have additional applications within the energy storage, mineral extraction or processing of critical minerals being used for battery production. We continue to explore and research other applications as they become aware to us.

Results of Operations for the Six Months Ended June 30, 2024 and June 30, 2023

Customer Testing Income

The Company is a pre-commercial, development stage, energy technology company focused on energy storage and extraction of critical minerals used in battery manufacturing. We have no commercial operations at this point and have not generated material revenues from licensing our technology or selling any products. Customer testing income includes immaterial revenue from testing customer brines. The Company began tracking Customer Testing Income separately from Other Income or Expenses during the second quarter of 2023 to better track business activity. Customer Testing Income was $245,000 for the six months ended June 30, 2024 as compared to $34,750 for the six months ended June 30, 2023.

Salaries and Consulting

The increase in salaries and consulting fees to $5,430,773 for the six months ended June 30, 2024 as compared to $3,752,477 for the six months ended June 30, 2023 is reflective of our continued efforts to grow our business, advance the technology and establish pilot and demonstration plants for deployment in the field.

Professional Services

The Company has hired a number of professional service organizations to assist and support its business operations. The Company spent $694,463 on professional services fees for the six months ended June 30, 2024 as compared to $157,656 for the six months ended June 30, 2023. This need for professional services has remained steady to support our business growth.

2

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses related to technological development and advancement in respect of our LiTAS™ and SoLiS™ technologies. Specifically, these costs include, among others, laboratory costs, rent and equipment usage, specialty chemical purchases used in development work and other various research items supporting LiTAS™ and SoLiS™ testing and deployment efforts. The Company spent $772,217 on research and development for the six months ended June 30, 2024 as compared to $853,338 for the six months ended June 30, 2023. The decrease in research and development expenses is a result of the Company continuing to reach certain research and development milestones and allocating resources towards piloting, demonstration, and commercialization of the technology within capital expenditures.

General and Administrative Expenses

General and administrative expenses consist primarily of facility and office expenses, sales and marketing expenses, and personnel- related expenses, such as meals, travel and other related expenses, but excluding stock-based compensation and salaries. The Company spent $1,656,864 for six months ended June 30, 2024 on general and administrative expenses as compared to $1,362,962 for the six months ended June 30, 2023. This increase in general and administrative expenses is primarily a result of increases in rent and facilities expenses due to growing operations of the Company, and general increases in office and general and administrative expenses with a larger employee base.

Interest Expenses

The Company incurred $4,983 on interest expenses for the six months ended June 30, 2023. No interest expenses were incurred during the six months ended June 30, 2024.

Stock Based Compensation

Stock based compensation increased to $882,586 for the six months ended June 30, 2024 from $369,441 for the six months ended June 30, 2023 due to the continued issuance of stock option awards to consultants and employees as well as the increase in the price of the common stock that ultimately is reflected in the Black-Scholes option pricing methodology that determine the amounts charged for stock-based compensation.

Depreciation Expense

Depreciation expense increased to $176,717 for the six months ended June 30, 2024 from $115,975 for the six months ended June 30, 2023 due primarily to ongoing purchases of laboratory, warehouse, and pilot machinery and equipment, among others.

Other Income or Expenses

Other income or expenses consist primarily of dividends from cash accounts, offset by losses from asset write-downs and disposals, and other general and administrative costs. Other income was $598,447 during the six months ended June 30, 2024 and $347,258 during the six months ended June 30, 2023. The increase was primarily due to higher interest income on higher cash balances and other general and administrative costs related to our Chile subsidiary in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Net Loss

Our net loss was $8,805,420 for the six months ended June 30, 2024 compared to $6,234,824 for the six months ended June 30, 2023. This increase in net loss is reflective of the continued rapid growth of our Company and accompanying investment by management, including increased employee count, technology development, construction and deployment of pilot plants and other related costs and expenses.

Liquidity and Capital Resources

Since our inception in 2018, we have devoted most of our cash resources to employees, consultants, professional services and research and development activities to develop and grow our business. We have financed our operations to date primarily with the use of proceeds from the capital received from the founder, a Series A Preferred Stock private placement, a Regulation CF offering, a Regulation A+ offering, convertible promissory notes, and a Series B Preferred Stock private placement.

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To date, we have only generated revenue through customer testing fees, but have not generated any revenue from technology licensing or service fees or product sales, and we do not anticipate generating any revenue from the sale of products for the foreseeable future. We have incurred losses and generated negative cash flows from operations since inception. During the period from December 2018 (inception) through June 30, 2024, we have incurred cumulative net losses of approximately $42 million. Our future expenditures and capital requirements will depend on numerous factors, including, among others, the progress of our research and development efforts, deployment of pilot plants with key customers, and our ability to scale up to commercial operations.

As of June 30, 2024, we have raised capital by exempt offerings of common stock, preferred stock and convertible notes of approximately $96 million of gross proceeds.

From February 2021 to September 2021, the Company offered its securities through a registered funding portal Netcapital in a side-by-side offering of Common Stock, under registration exemptions Section 4(a)(6) and Regulation D, Rule 506(c), raising an aggregate $4,465,844.

On April 1, 2021, the Company completed a Regulation D, Rule 506(b) exempt equity financing issuing 3,407,142 shares of Preferred Series A stock for total proceeds of $5,565,000 before fees and commissions.

During the second half of 2021, the Company received funding of approximately $2.8 million from the issuance of convertible notes.

During the first quarter of 2022, the Company raised approximately $250,000 through the issuance of convertible notes. In September 2022 the Company raised an additional $2 million through the issuance of convertible promissory notes to its founder and a board member, making the total raised through convertible promissory notes to this date approximately $4.8 million.

On September 30, 2022, the Company held its first closing under its Regulation A+ offering, which was filed with the SEC through a Form 1-A Offering Circular and qualified on July 6, 2022, and received approximately $6.9 million through the sale of Common Stock, net of offering costs and commissions.

During December 2022, the Company raised $15 million through the sale of Series B Preferred Stock in connection with the Series B Preferred Stock Offering. In connection with the closing of such Series B Offering, all of the Company’s existing promissory convertible notes, both principal and interest of 7% per annum, were converted into 1,496,610 shares of Series B Preferred Stock, calculated as of December 15, 2022, including a 15% discount to the per-share-price of the Series B Preferred Stock.

In July 2023, EnergyX received approximately $8.5 million investment from Elohim-SW Energy Fund. In August 2023, EnergyX received an $8.0 million investment from IMM Battery Fund III. Both of these investments were made on the same terms as the Company’s Series B Preferred Stock investment from December 2022.

On September 27, 2023 the Regulation A+ offering was re-qualified by the SEC and the Company re-launched its fundraising campaign under Regulation A+ with an offering price of $8.00/share. As of June 2024, the company has raised approximately $40 million in gross proceeds before offering costs and commissions, including increases in share price to $9.00/share in February 2024 and to $9.50/share in June 2024.

An immaterial amount of employee or contractor stock options were exercised during the second quarter of 2024 as recorded on the Statement of Changes in Stockholders’ Equity.

These funds have provided us the ability to build pilot and demonstration plants that we plan to deploy to facilities or test beds at or near our customers, as well as advance our work and plans on the demonstration and commercial facilities, including our lithium exploration project in Chile. We continuously monitor our use of funds relative to executing on our business strategy with a focus on spending capital that will further our ability to recognize revenue in the future. We balance our use of funds based on our ability to raise additional capital resources through various exempt offerings.

We believe that we currently have sufficient capital to finance our operations at least through the end of Q2 2025. However, in order to continue the growth of our business and expansion of the Company, we may need to obtain additional financing. Further, we expect that, after such period, we will be required to raise additional capital to fund our operations and to further advance the commercialization of LiTAS™ in South America and the US. There is no assurance that such financing will be available when needed, or that ultimately, we will achieve profitable operations and positive cash flow.

Credit Facilities

The Company has not entered into any credit facility with a bank or financial institution at this time.

Capital Expenditures

The Company spent $4,262,196 of cash on purchase of fixed assets during the six months ended June 30, 2024 and $1,455,540 of cash on purchase of fixed assets during the six months ended June 30, 2023. The increase of $2,806,656 is a result of capital equipment purchases for anticipated pilot and demonstration plant deployments related to our Chile demo plant. The Company expects that it will continue acquiring capital equipment to expand its operations and development plans particularly as it relates to our demo plant.

4

Contractual Obligations, Commitments, and Contingencies

Leases: Austin, Texas

On June 1, 2021, the Company entered into a lease agreement for office and lab space in Austin, TX (“Headway Site”). On October 7, 2021, the Company extended the lease agreement on the same terms with a lease termination date of May 31, 2022. The Company further extended lease obligations in February 2022 and in January 2023. During February 2023, the Company extended and expanded its lease for an additional 3 years to 2026.

On July 16, 2021, the Company entered into a lease agreement for warehouse space in Austin, TX (“Braker Site”). The lease commenced on August 1, 2021 and continued for 37 months through August 31, 2024. The Company did not renew the lease at the end of the lease term.

The monetary obligations remaining on the Headway Site and Braker Site are immaterial to the Company, given the Company’s current financial standing.

On October 11, 2022, the Company entered into a lease for its new office and laboratory space in Austin TX (“Ridgepoint Site”). The new facilities span approximately 36,000 square feet and will be remodeled by the Company. The costs for remodeling this new facility is expected to be approximately $4.2 million, with approximately $0.9 million of such amount being reimbursed to the Company by the landlord as a tenant improvement allowance. The lease agreement has an initial term of seven years and the Company is obligated to pay aggregate rent of approximately $5.8 million over the seven years. The lease will begin upon the earlier of the Company moving into the space or the majority of the remodeling work being completed and a granted certificate of occupancy, which is estimated for the third quarter of 2024. On April 15, 2024, the Company entered into a first amendment to the lease, which includes adjustments to certain terms and conditions of the original lease agreement, including a revised lease commencement date of June 1, 2024.

On June 1, 2023, the Company entered into a lease for an engineering build space in Austin, TX (“Rutherford Site”). This facility spans approximately 6,800 square feet of rentable space. On September 6, 2023, the Company entered into a second amendment to the lease with the landlord to replace certain HVAC equipment, with the Company paying an immaterial amount towards the cost of the replacement. On May 16, 2024, the Company entered into a third amendment to the lease to extend the lease for an additional term of 36 months. A Right of Use Asset (ROU) will be established as of July 1, 2024 and will be reflected in the following quarter’s balance sheet.

As of June 30, 2024, the Company has not yet recognized the Right-of-Use (ROU) asset and corresponding lease liability for the Ridgepoint Site in its financial statements. The Company intends to record the ROU asset and lease liability in the third quarter of 2024 along with catch-up lease expense from the month of June, in accordance with ASC 842, “Leases.” The impact of the Amendment on the Company’s financial position and results of operations will be reflected in the financial statements for the period ending September 30, 2024.

Leases: Antofagasta, Chile

On June 1, 2023, EnergyX Chile leased a 3,000 square meters site with a 799 square meters warehouse with electricity for 5 years in the city of Antofagasta, Chile. The location is strategically located nearby two ports.

Also on June 1, 2023, EnergyX Chile leased a commercial property of approximately 1,900 square meters, which consists of 900 square meters of warehouse and 1,000 square meters of open area. The lease agreement is a one-year lease, with an extension term of five separate single year options.

On June 1, 2024, the EnergyX Chile entered into a first amendment to the lease agreement for its Testbed facility at Antofagasta, Chile. The amendment adjusts certain terms and conditions of the original lease agreement, including an increase in the leased area from 3,000 m2 to 5500 m2 and a rise in the monthly payment from UF 120 to UF 170 (approximately USD 4,968 to USD 7,038). The end date of the contract remains unchanged. The Company has recognized the Right-of-Use (ROU) asset and corresponding lease liability in its financial statements, reflecting the updated lease area and new payment terms. Future payments and the discount rate were recalculated as necessary in accordance with IFRS 16.

The Company accounts for its U.S. leases in accordance with ASC 842 and Chile leases in accordance with IFRS 16.

Off-Balance Sheet Arrangements

A commercial bank issued an irrevocable standby letter of credit on behalf of the Company for $500,000. The irrevocable standby letter of credit represents funds due and owing to the commercial bank as a result of the Company’s default under one or more of the terms of the lease agreements by and between the Company and its landlord. This letter of credit had an original expiration of October 16, 2023, but such letter of credit was automatically extended for an additional period of one year, without amendment, from the expiration date. In no event shall this letter of credit be automatically extended beyond June 30, 2030. No amounts have been drawn under the standby letters of credit.

Plan of Operations

As noted above, our current plan of operations requires us to raise significant additional capital. If we are successful in raising the maximum amount allowed through the Regulation A+ offering, we believe that the Company will have sufficient cash resources to fund its plan of operations at least through the end of Q2 2025. If we are unable to do so, we may have to delay and possibly cease some operations.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement aspects of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives. In the future we may be exposed to foreign currency exchange rates in Chile and Argentina.

5

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Relaxed Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of the Regulation A+, Tier 2 Offering, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the Exchange Act). If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to 5 years, though if the market value of our Common Stock that is held by non-affiliates exceeds $750 million, we would cease to be an “emerging growth company.”

We have commenced reporting under the Regulation A+ reporting requirements. If we elect not to become a public reporting company under the Exchange Act, we will be required to continue to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Trend Information

Because we are still in the startup phase and have been advancing our research and product development and pilot deployment activities, we are unable to identify any recent trends in revenue or expenses. Thus, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not necessarily be indicative of future operating results or financial condition.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions including delayed piloting trials and laboratory resources could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital. Our operations could be subject to unpredictable events, such as snowstorms, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Item 2. Other Information

None.

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Item 3. Financial Statements

F-1

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	JUNE 30, 2024	DECEMBER 31, 2023
	(UNAUDITED)
ASSETS
Current Assets:
Cash and Cash Equivalents	$36,548,799	$20,475,353
Accounts Receivable	120,083	—
Prepaid Expenses, Deposits and Other Assets	4,458,728	3,731,180
Intangible Assets	2,398,139	2,131,824
Property, Plant & Equipment, net	8,115,492	4,036,767
Operating Lease Right of Use Asset	384,624	528,196
Financing Lease Right of Use Asset	348,479	301,801
Total Assets	$52,374,344	$31,205,121

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$2,289,187	$2,398,577
Accrued and other liabilities	90,774	181,000
Short Term Operating Lease Liability	245,312	269,433
Short Term Financing Lease Liability	74,395	68,444
Total Current Liabilities	2,699,668	2,917,454
Long Term Lease Liabilities:
Operating Lease Liability	147,217	267,441
Financing Lease Liability	211,361	185,212
Total Liabilities	3,058,246	3,370,107
Stockholders’ Equity:
Founders-1 preferred stock at $0.01 par value, 21,000,000 shares authorized, issued and outstanding on June 30, 2024 and December 31, 2023	210,000	210,000
Preferred stock- Series A at $0.01 par value, 10,630,464 issued and outstanding on June 30, 2024 and December 31, 2023	106,305	106,305
Preferred stock- Series B at $0.01 par value, 13,996,591 shares authorized; 9,358,221 shares issued and outstanding on June 30, 2024 and December 31, 2023	93,582	93,582
Common Stock at $0.01 par value, 138,048,205 shares authorized, 51,442,982* and 47,162,853* shares issued and outstanding on June 30, 2024 and December 31, 2023, respectively	514,435	471,630
Warrants	75,000	75,000
Additional Paid in Capital	90,504,403	60,260,704
Accumulated Deficit	(42,187,627)	(33,382,207)
Total Stockholders’ Equity	49,316,098	27,835,014
Total Liabilities and Stockholders’ Equity	$52,374,344	$31,205,121

* Including subscribed, paid for but yet to be issued shares from the Company’s ongoing Regulation A+ offering

F-2

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2024	2023
	(UNAUDITED)
Total Revenue
Customer Testing Income	$245,000	$34,750

Total Expenses
Salaries and Consulting	5,430,773	3,752,477
Professional Services	694,463	157,656
Research and Development	772,217	853,338
General and Administrative	1,656,864	1,362,962
Interest Expense	-	4,983
Stock Based Compensation	882,586	369,441
Depreciation and Amortization Expense	211,964	115,975
Other Expenses / (Income)	(598,447)	(347,258)
Total Expenses	9,050,420	6,269,574
NET LOSS	$8,805,420	$6,234,824

F-3

ENERGY EXPLORATION TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2023	$409,887	$471,630	$75,000	$60,260,704	$(33,382,207)	$27,835,014
Issuance of common and preferred stock, net	—	42,805	—	29,361,113	—	29,403,918
Stock based compensation	—	—	—	882,586	—	882,586
Net loss	—	—	—	—	(8,805,420)	(8,805,420)
Balance at June 30, 2024	$409,887	$514,435	$75,000	$90,504,403	$(42,187,627)	$49,316,098

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2022	$368,771	$466,753	$75,000	$39,741,257	$(18,444,266)	$22,207,515
Issuance of common and preferred stock, net	—	750	—	369,939	—	370,689
Net loss	—	—	—	—	(6,234,824)	(6,234,824)
Balance at June 30, 2023	$368,771	$467,503	$75,000	$40,111,196	$(24,679,090)	$16,343,380

F-4

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2024	2023
	(UNAUDITED)
Cash Flows Used in Operating Activities
Net Loss	$(8,805,420)	$(6,234,824)
Adjustments to Reconcile Net Loss to Net Cash Flows Used in Operating Activities
Stock Based Compensation	882,586	369,441
Loss on Disposal of Assets	6,754	—
Depreciation and Amortization	211,964	122,600
Changes in Assets & Liabilities that Increase/(Decrease) Cash
Accounts Receivable	(120,083)	—
Accounts Payable	(109,388)	685,113
Accrued and Other Liabilities	(243,887)	(100,016)
Prepaid Expenses and Other Assets	(583,975)	(957,563)
Net Cash Flows Used in Operating Activities	(8,761,449)	(6,115,249)
Cash Flows Used in Investing Activities
Purchase of Fixed Assets	(4,262,196)	(1,455,540)
Additions of Intangible Assets	(266,315)	—
Net Cash Flows Used in Investing Activities	(4,528,511)	(1,455,540)
Cash Flows Used in Financing Activities
Payments of Financing Lease	(40,512)	(12,361)
Sale of Common Stock, net	29,403,918	1,246
Net Cash Flows Provided by/(Used in) Financing Activities	29,363,406	(11,115)
Net Increase/(Decrease) in Cash	16,073,446	(7,581,904)

Cash at Beginning of Period	20,475,353	20,527,649
Cash at End of Period	$36,548,799	$12,945,745

F-5

ENERGY EXPLORATION TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NATURE OF BUSINESS

Energy Exploration Technologies, Inc. (the “Company” or “EnergyX”) is a domestic corporation organized under the laws of the Commonwealth of Puerto Rico on December 18, 2018. The Company is a renewable energy technology company focused on developing technologies in energy storage and the extraction of critical materials, such as lithium, that are needed for battery production. We aim to secure our own resources for lithium production and have acquired exploration tenements in Chile in order to do so. We hope to fundamentally change the way humanity is powering our world and storing and using clean energy with breakthrough direct lithium extraction and refinery technologies and more effective energy storage solutions.

We are developing technologies that allow for more efficient and increased production of lithium from existing or otherwise unviable resources. Lithium is one of the most important and necessary materials in rechargeable batteries used in electric vehicles and other battery powered applications, yet it is the most supply constrained. Our objectives are to make lithium production more efficient and cost effective, as well as more environmentally friendly than existing conventional methods of production.

Our lithium extraction technology, labeled LiTAS™ (Lithium-Ion Transport and Separation), is a form of direct lithium extraction (“DLE”) and refining processing, which allows operators to process lithium enriched brines found in salt flats or other underground formations across the world for the purpose of harvesting lithium. Approximately 50-60% of the world’s lithium production today is sourced from brine resources coming from South America according to Benchmark Mineral Intelligence, a leading market data firm in the battery materials industry. The northern portion of Chile, the northern portion of Argentina and the southern part of Bolivia is known as the “Lithium Triangle” as it is projected to hold over 50% of the known world’s lithium reserves today. The remaining production of lithium comes from hard rock and clay mining that is mainly completed in Australia, portions of China and other various locations around the world. In late 2023, the company acquired its first exploration tenements in Chile and, in January 2023, set up a wholly-owned subsidiary, EnergyX Chile, through which it owns the exploration rights. The company is focused on developing these exploration tenements into a lithium producing asset with its LiTAS™ technology.

EXSO, LLC (“EXSO”), a U.S. subsidiary of EnergyX, was set up and formed in December 2023 to hold the Company’s onshore land acquisition assets. During the six months ended June 30, 2024, EXSO made no land acquisitions.

Energy Exploration Technologies Argentina SAU (“EnergyX Argentina”), an Argentinian subsidiary of EnergyX, was set up and formed in March 2024 to hold and manage the assets and liabilities related to EnergyX Argentina’s operations. During the six months ended June 30, 2024, EnergyX Argentina had no assets.

We are also conducting research focusing specifically on solid-state and quasi solid-state lithium-based batteries. EnergyX is developing these next generation lithium-based batteries to be longer-lasting, more energy efficient, and safer than current generation of batteries because of lithium metal anode, high nickel cathodes, and solid state separators.

Our next generation battery program, labeled SoLiS™ (Solid-State Lithium Separator), refers to the development and production of lithium metal based, next generation, solid-state and quasi solid-state batteries.

We believe our technology may have additional applications within the energy storage sector for extraction or processing of critical minerals being used for battery production. We continue to explore and research other applications as they become aware to us.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There was $36,548,799 and $20,475,353 in cash equivalents as of June 30, 2024 and December 31, 2023, respectively.

Prepaid Expenses

Expenditures made to secure the use of assets or the receipts of services at a future date are charged to the prepaid account and are amortized based on the term and usage of the related asset or service.

F-6

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Expenditures for construction activities, and improvements are capitalized, while expenditures for operations and maintenance, and general and administrative activities are charged to expense as incurred.

The Company depreciates property, plant, and equipment using the straight-line depreciation method (see note below on Property, Plant, and Equipment for further details). Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gains or losses are recorded in the statements of operations.

Other Intangible Assets

The Company holds mineral rights through EnergyX Chile related to 90,000 acres of mining tenements in Chile. The mineral rights are recognized as intangible assets on the consolidated balance sheet.

The carrying amount of mineral rights as of June 30, 2024 is $2,398,139, which is determined based on the initial acquisition cost and related geophysical services. In addition, there are future milestone-based share issuances from the Company to the Seller, as defined in the purchase agreement, based upon certain operational metrics, which may or may not be achieved. The Company will periodically evaluate the carrying amount of mineral rights for impairment, considering factors such as changes in the asset’s potential for commercial extraction of lithium, market conditions, technological developments, and regulatory environment.

The useful life of mineral rights is assessed as indefinite due to the inherent uncertainty associated with the estimation of lithium reserves, as well as the potential for technological advancements impacting extraction methods and economic viability. The Company has not begun amortizing the capitalized costs associated with exploration and development activities as of June 30, 2024.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the carrying amount of the asset group is compared to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Leases

The Company follows ASU 2016-02, Leases (Topic 842) to determine if an arrangement is a lease at inception. Lease right-of-use (ROU) assets represent the Company’s right to an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet in accordance with the short-term lease exception included within Topic 842. When the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any base lease payments made in advance and excludes non-lease components. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Accounts Payable and Accrued and Other Liabilities

Accounts payable balance represents all invoices the Company has received, while accrued and other current liabilities consist of payroll related accruals, short-term lease obligations, deferred revenue, and estimated accruals when work has been performed, but an invoice has not been issued.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers.

The Company’s source of revenue is generated from Customer Testing Income which primarily consists of revenues generated from testing lithium-bearing brines provided by our customers and is performed in accordance with ASC 606. The Company recognizes revenue when phase testings or milestones are reached. The amount of revenue recognized reflects the contractual agreement in place for the customer.

The Company does not have any material contract assets or liabilities related to Customer Testing Income.

F-7

Expense and Other Income Recognition

Expenses are recognized when incurred. Other income is recognized when earned.

Research and Development

Research and Development costs are charged to expenses as incurred. The Company is engaged in research and development of novel lithium extraction technologies with wide applications in ionic separations and selective ion transfer. Initial focus includes lithium separation and transport membranes, as well as solvent extraction, ion adsorption, and lithium brine to lithium hydroxide and lithium metal direct conversion processes. The Company has developed such LiTAS™ technologies that exhibit selectivity between lithium and other problematic impurities. Using proprietary lithium separation technologies in existing production processes, EnergyX can dramatically improve the lithium recovery rate of current extraction methods from brines.

Bench scale and laboratory pilot scale equipment and supplies have been purchased to aid the development of the Company’s lithium processing and battery technologies. Larger pilot scale units have also been manufactured, one of which was deployed in field in 2022 and the Company plans to deploy additional pilot and demonstration plants in South America and the US moving forward. General laboratory and analytical equipment and supplies purchased includes analysis equipment for testing solution and samples. This equipment has been expensed as part of research and development expenses of $772,217 during the six months ended June 30, 2024 as compared to $853,338 during the six months ended June 30, 2023.

Laboratory bench scale equipment and supplies have been purchased to aid the development of the company’s lithium processing and battery technologies. Several larger pilot systems have been purchased, and pre-commercial demonstration scale units are being procured for deployment at multiple test-bed sites. General laboratory and analytical equipment and supplies purchased includes analysis equipment for testing solution and samples.

Advertising

The Company has both general advertising campaigns and promotions, as well as advertising and general solicitation in the offering and sale of securities under Regulation A+ exemptions.

General Advertising – The company expenses the cost of all general advertising campaigns and promotions as they are incurred. During the six months ended June 30, 2024 and June 30, 2023, the Company expensed these advertising costs of $212,339 and $72,026, respectively, to sales and marketing expense.

Regulation A+ Investment Offerings – The Company accounts for its investment offering costs as stock issuance costs. During the six months ended June 30, 2024, the Company capitalized costs of $7,581,658 to Additional Paid in Capital.

Income Taxes

Income taxes are accounted for using an asset-liability method. Deferred income taxes and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that, based on management’s evaluation, are not expected to be realized.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax position as of June 30, 2024 and 2023.

Fair Value Measurements

The carrying amounts of the Company’s financial instruments including Cash and Cash Equivalents approximate fair value due to the short-term nature of those instruments. The Company determines the fair value based upon the exit price that would be received to sell an asset or paid to transfer as liability in an orderly transaction between market participants, as determined by either the principal market or most advantageous market. Inputs used in the valuation techniques to derive fair value are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of June 30, 2024, the carrying amount of the Company’s financial instruments were determined using Level 1 inputs.

Stock-Based Compensation

The Company follows the provisions of ASC 718-20, Stock Compensation, Awards Classified as Equity, requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation expense for options granted to employees, directors and certain service providers (“grantees”) is determined based on estimated fair value of the options at the time of grant using the Black-Scholes option pricing model, which considers, as of the grant date, the estimated fair market value of the underlying shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The grant date fair value of Restricted Share Awards (RSAs) is based on the estimated value of the restricted share on the date of grant. The compensation cost for all share-based awards is recognized as an expense over the grantee’s requisite service period (generally the vesting period of the equity award), except for costs related to persons directly involved in the development and/or construction of the projects which are capitalized into Construction in progress during the capitalization period. Shares are issued from authorized shares in settlement of options exercised. RSAs are included in common shares issued and outstanding from the date of issuance. Forfeitures are accounted for as they occur.

F-8

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EnergyX Chile and EnergyX Argentina. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain expense accounts presented in the 2023 consolidated financial statements have been reclassified for comparative purposes in order to conform with the 2024 condensed consolidated financial statement presentation. These amounts were immaterial to the Company’s condensed consolidated financial statements.

PREPAID EXPENSES, DEPOSITS AND OTHER ASSETS

Prepaid expenses, deposits, and other assets consisted of the following:

	June 30, 2024	December 31, 2023
Insurance	$13,273	$47,790
Security deposits and prepaid final month rents	200,054	172,371
Registrations and subscriptions	79,834	116,974
Vendor agreements	3,315,503	3,234,920
Regulation A+ funding holdbacks	850,064	159,125
	$4,458,728	$3,731,180

EQUITY INCENTIVE PLANS

The Company agrees to issue common stocks in the Company on the terms and conditions of award agreements to be entered into between employees, consultants, advisors, and directors and the Company (an “Award Agreement”) issued pursuant to equity incentive plans that have been adopted by the Company. The Award Agreement(s) shall be subject to the terms and conditions of such equity incentive plans.

The original 2019 Equity Incentive Plan taking into consideration all stock splits of the Company was authorized to grant of up to 15,000,000 awards of incentive stock options, non-qualified stock options and restricted stock. The original 2021 Equity Incentive Plan taking into consideration all stock splits of the Company was authorized to grant of up to 8,000,000 awards of incentive stock options, non-qualified stock options and restricted stock.

On April 30, 2022, all unused 1,999,482 awards from the 2019 Equity Incentive Plan poured out into the 2021 Equity Incentive Plan for a total 9,999,482. On December 21, 2022, the 2021 Equity Incentive Plan was increased in size according to the Fourth Amended & Restated Certificate of Incorporation by 17,421,340, totaling 27,420,822, unanimously approved by the Company’s Board of Directors.

Pursuant to the 2021 Equity Incentive Plan, taking into consideration all stock splits and issued non-qualified stock options and restricted stock, as of June 30, 2024, the Company was authorized to grant outstanding awards of up to 14,854,111 incentive stock options, non-qualified stock options, and restricted stock.

The Company had outstanding non-qualified stock options and restricted stock awards, as follows:

	June 30, 2024	December 31, 2023
Non-qualified stock options	22,077,785	21,763,648
Restricted stock awards	3,414,444	3,414,444
Option pool outstanding	14,854,111	15,168,248
Options exercised	75,000	75,000
	40,421,340	40,421,340

Some options issued to employees or contractors may have vesting dates prior to grant dates, which may impact recorded options outstanding for prior periods.

STOCKHOLDERS’ EQUITY

On December 21, 2022, the Company’s Board of Directors approved the Fourth Amended and Restated Certificate of Incorporation. In accordance with the Company’s Fourth Amended and Restated Certificate of Incorporation, the Company is authorized to issue 183,675,260 shares, consisting of two classes of stock to be designated “Common Stock” and “Preferred Stock”, respectively. The Corporation is authorized to issue 138,048,205 shares of Common Stock, $0.01 par value per share, and 45,627,055 shares of Preferred Stock, $0.01 par value per share, 21,000,000 shares of which are designated “Founders 1 Preferred Stock,” 10,630,464 shares of which are designated “Series A Preferred Stock” and 13,996,591 shares of which are designated “Series B Preferred Stock.”

F-9

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 3682(b)(2) of the General Corporations Act.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of Preferred Stock (including Founders-1 Preferred Stock, Series A Preferred Stock and Series B Preferred Stock) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a deemed liquidation event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or any other class ranking junior in right of payment to the Founders Stock by reason of their ownership thereof. Such distributions shall be made as follows: (a) with respect to the Series B Preferred Stock, an amount per share equal to the sum of (i) one and one-half times (1.5x) the original issue price of the Series B Preferred Stock ($4.00 per share), (ii) any unpaid accruing dividends, and (iii) any dividends (other than accruing dividends) declared but unpaid thereon, (b) with respect to the Series A Preferred Stock, the greater of (i) an amount per share equal to the original issue price of Series A Preferred Stock (ranging from $0.48 to $0.82 per share), plus the sum of (A) any unpaid according dividends thereon, and (B) any dividends (other than accruing dividends) declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event and (c) with respect to the Founders 1 Preferred Stock, an amount per share equal to the greater of (i) original issue price of the Founders 1 Preferred Stock ($0.025 per share), or (ii) such amount per share as would have been payable had all shares of Founders 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled as set forth hereunder, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

F-10

COMMITMENTS

Leases: Austin, Texas

On June 1, 2021, the Company entered into a lease agreement for office and lab space in Austin, TX (“Headway Site”). On October 7, 2021, the Company extended the lease agreement on the same terms with a lease termination date of May 31, 2022. The company further extended lease obligations in February 2022 and in January 2023. During February 2023, the Company extended and expanded its lease for an additional 3 years to 2026.

On July 16, 2021, the Company entered into a lease agreement for warehouse space in Austin, TX (“Braker Site”). The lease commenced on August 1, 2021 and continued for 37 months through August 31, 2024. The Company did not renew the lease at the end of the lease term.

The monetary obligations remaining on the Headway Site and Braker Site are immaterial to the Company given the Company’s current financial standing.

On October 11, 2022, the Company entered into a lease for its new office and laboratory space in Austin TX (“Ridgepoint Site”). The new facilities span approximately 36,000 square feet and will be remodeled by the Company. The costs for remodeling this new facility is expected to be approximately $4.2 million, with approximately $0.9 million of such amount being reimbursed to the Company by the landlord as a tenant improvement allowance. The lease agreement has an initial term of seven years and the Company is obligated to pay aggregate rent of approximately $5.8 million over the seven years. The lease will begin upon the earlier of the Company moving into the space or the majority of the remodeling work being completed and a granted certificate of occupancy, which is estimated for the third quarter of 2024. On April 15, 2024, the Company entered into a first amendment (the “Amendment”) to the lease, which includes adjustments to certain terms and conditions of the original lease agreement, including a revised lease commencement date of June 1, 2024.

On June 1, 2023, the Company entered into a lease for an engineering build space in Austin, TX (“Rutherford Site”). This facility spans approximately 6,800 square feet of rentable space. On September 6, 2023, the Company entered into a second amendment to the lease with the landlord to replace certain HVAC equipment, with the Company paying an immaterial amount towards the cost of the replacement. On May 16, 2024, the Company entered into a third amendment to the lease to extend the lease for an additional term of 36 months. A Right of Use Asset (ROU) will be established as of July 1, 2024 and will be reflected in the following quarter’s balance sheet.

As of June 30, 2024, the Company has not yet recognized the Right-of-Use (ROU) asset and corresponding lease liability for the Ridgepoint Site in its financial statements. The Company intends to record the ROU asset and lease liability in the third quarter of 2024 along with catch-up lease expense from the month of June, in accordance with ASC 842, “Leases.” The impact of the Amendment on the Company’s financial position and results of operations will be reflected in the financial statements for the period ending September 30, 2024.

Leases: Antofagasta, Chile

On June 1, 2023, EnergyX Chile leased a 3,000 square meters site with a 799 square meters warehouse with electricity for 5 years in the city of Antofagasta, Chile. The location was strategically located nearby two ports.

Also on June 1, 2023, EnergyX Chile leased a commercial property of approximately 1,900 square meters, which consists of 900 square meters of warehouse and 1,000 square meters of open area. The lease agreement is a one-year lease, with an extension term of five separate single year options.

On June 1, 2024, EnergyX Chile entered into a first amendment to the lease agreement for its Testbed facility at Antofagasta, Chile. The amendment adjusts certain terms and conditions of the original lease agreement, including an increase in the leased area from 3,000 m2 to 5500 m2 and a rise in the monthly payment from UF 120 to UF 170 (approximately USD 4,968 to USD 7,038). The end date of the contract remains unchanged. The Company has recognized the Right-of-Use (ROU) asset and corresponding lease liability in its financial statements, reflecting the updated lease area and new payment terms. Future payments and the discount rate were recalculated as necessary in accordance with IFRS 16.

The Company accounts for its U.S. leases in accordance with ASC 842 and Chile leases in accordance with IFRS 16.

F-11

INCOME TAXES

The Company operates under the provisions of a Tax Exemption Agreement from the Commonwealth of Puerto Rico pursuant to the terms of Act No. 60, as amended from Act No. 20-2012. The tax exemption grant is in accordance with the applicable terms of the Act covering the performance of the eligible service activities for markets outside of Puerto Rico. Under the provisions of the Tax Exemption, the Company was granted a partial tax exemption from certain Puerto Rico taxes, including income taxes, personal and real property taxes, municipal taxes, among others applicable to Export Service Income (“ESI”), as defined in the grant, and eligible property. The exemption period is twenty (20) years. All income generated from the ESI activity of the Company shall be taxed at a 4% flat rate for income taxes. Municipal license taxes will be 60% exempt during the term of the grant. Municipal and State taxes on real and personal property will be 100% exempt for the first five (5) years starting on the effective date of the grant. Once the five (5) term of total exemption expires, the real and personal property will be exempt 90% for the remaining period of the grant.

Non eligible services under the provisions of a Tax Exemption Agreement, the Company is subject to income taxes in Puerto Rico, at statutory rates which range from 18.5% to 37.5% depending on the level of taxable income.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Temporary differences given rise to the deferred tax asset at December 31, 2023 and 2022, consist of:

	2023	2022
Tax Losses Carryforward	$1,335,288	$727,979
Less: Valuation Allowance	(1,335,288)	(727,979)
	$—	$—

A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2023 and 2022, the Company recorded a valuation allowance for the entire deferred tax asset due to the uncertainty surrounding the timing of realizing certain tax benefits in future income tax returns.

F-12

At December 31, 2023, the Company had $33,137,409 in net operating losses that may be offset against future taxable income and may expire as follow:

Year Ending December 31,	Amount
2029	$739,157
2030	1,761,197
2031	5,151,359
2032	10,547,755
2033	14,937,941
$33,137,409

The authoritative guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns. Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as part of this accounting guidance.

The Company files income tax returns under the Internal Revenue Code of the Commonwealth of Puerto Rico and under the provisions of Act No. 60. The Company remains subject to income tax examinations for its Puerto Rico income taxes generally for years 2023 and 2022.

The Company files U.S. Tax returns as administered by the Internal Revenue Service beginning in tax year 2019. The Company currently has outstanding tax returns for the years 2023 and 2022 that are in the process of being filed, but expect to have tax losses in those years. There may be research and development tax credit carryforwards and NOL carryforwards generated through these filings that may expire at various times through 2038. These carryforwards are currently not considered usable due to the losses of the Company. Pursuant to the Tax Cuts and Jobs Act, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2019 through December 31, 2023

RISK CONCENTRATION

Financial instruments that potentially expose the Company to certain concentrations of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions in the United States, including UBS Financial Services, Inc., the US subsidiary of UBS Group AG, and JPMorgan Chase Bank, N.A., as well as Banco Santander SA in Chile and Argentina. While the Company attempts to limit any financial exposure, its deposits balances may, at times, exceed the amount insured by the Federal Deposit Insurance Corporation (“FDIC”). All deposit accounts are insured up to $250,000 per depositor, per insured bank. The Company has not experienced any losses on such accounts.

Our business, results of operations and financial condition may be adversely affected if a public health epidemic interferes with the ability of us, our employees, workers, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

The Company’s success depends upon the continued services of our executive officers and other key personnel who have critical industry experience and relationships. Significant competition for talented individuals could affect both Company’s ability to retain key personnel and hire new ones. The loss of the services of any officers or key personnel could hinder or delay the implementation of the business model, research and development efforts, or ability to sell products and services.

EQUITY TRANSACTIONS

As of June 30, 2024, the Company has raised approximately $96 million in gross proceeds through exempt offerings of common stock, preferred stock, and convertible notes, which have all been converted.

Share Purchase Agreements

On April 9, 2022, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd (collectively, “GEM”). Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/merger by/with a special purpose acquisition company or other similar go-public event), the Company is granted the option of selling shares of its Common Stock to GEM at a slight discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450 million. The Share Purchase Agreement contains several constraints, such as a limitation on the amount of shares that the Company can sell to GEM in a sale transaction and certain controls relating to the time period between each sale of shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of Common Stock of the Company (excluding options and grant awards) upon a public offering at the public offering price per share.

F-13

Regulation A+ Offerings Common Stock

In October 2023, the Company re-launched its fundraising campaign under Regulation A+ with an offering price of $8.00/share. As of June 2024, the company has raised approximately $15.4 million in gross proceeds before offering costs and commissions at the $8.00 share price.

On February 9, 2024, the Company increased the share price of its Regulation A+ offering to $9.00/share and, as of June 2024, has raised approximately $24.8 million in gross proceeds before offering costs and commissions.

On June 27, 2024, the Company increased the share price of its Regulation A+ offering to $9.50/share and is in the process of raising capital under this latest investment offering.

Since the re-launching of the Regulation A+ investment offering, the Company has raised approximately $40 million in gross proceeds before offering costs and commissions. Note that due to the ongoing nature of share issuances, disputes, chargebacks and refunds, the number of shares issued as shown in prior periods is subject to change by immaterial amounts.

Preferred Stock Offerings

During December 2022, the Company raised $15 million through the sale of Series B Preferred Stock in connection with the Series B Offering. In connection with the closing of such Series B Offering, all of the Company’s existing promissory convertible notes, both principal and interest of 7% per annum, were converted into 5,246,610 shares of Series B Preferred Stock, calculated as of December 15, 2022, including a 15% discount to the per-share-price of the Series B Preferred Stock.

On June 30, 2023, the Company entered into two additional joinder agreements to the Series B Transaction Agreements with two separate investors. Pursuant to these joinders, the Company raised $16.4 million through further sales of Series B Preferred Stock in connection with the Series B Offering. Currently, an aggregate of 9,358,221 shares of Series B Preferred Stock are outstanding.

PROPERTY, PLANT AND EQUIPMENT

Assets are depreciated using the straight-line depreciation method applied to groups of assets with varying useful lives. Property, plant and equipment as of June 30, 2024 and December 31, 2023, consisted of the following:

	Estimated Useful Life (Years)	June 30, 2024	December 31, 2023
Assets Under Construction		$2,104,273	$1,178,773
Computer Equipment	3	116,368	56,922
Leasehold Improvements	1–3	2,057,802	1,139,850
Furniture & Fixtures	3	38,262	38,262
Lab & Warehouse Equipment	3–10	1,896,221	1,724,425
Pilot Containers	10	2,548,944	369,547
Total Property, Plant & Equipment		8,761,870	4,507,779
Less Accumulated Depreciation		(646,378)	(471,012)
Property, Plant & Equipment, net		$8,115,492	$4,036,767

LEASES

The Company accounts for its leases in accordance with ASC 842 in the United States and IFRS 16 in Chile. The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the Company the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment), and (2) the Company has the right to control the use of the identified asset and to obtain substantially all of the economic benefits from using the underlying asset.

Right-of-use assets represent the Company’s right to control the use of an explicitly or implicitly identified fixed asset for a period of time and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liabilities are measured at the present value of the unpaid lease payments at the lease commencement date. Key estimates and judgments include how the Company determined the incremental borrowing rate (“IBR”) it uses to present value the unpaid lease payments, the lease term and lease payments.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its IBR. In some instances, the Company’s leases do not provide an implicit rate; therefore, management uses its IBR based on the information available at commencement date in determining the present value of lease payments.

The lease term for the Company’s lease includes the noncancelable period of the lease plus the renewal options the Company is certain to exercise. Lease payments included in the measurement of the lease asset or liabilities comprised of fixed payments. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

See “Commitments” above for a listing of the Company’s leases.

F-14

The following is a maturity analysis of the annual undiscounted cash flows of the operating and finance lease liabilities as of June 30, 2024:

	Operating Minimum Lease Payment	Finance Minimum Lease Payment
Years Ending December 31,
2024	138,551	42,640
2025	258,517	60,558
2026	21,596	60,558
2027	—	60,558
2028	—	25,233
Total undiscounted cash flows	418,663	249,547
Less imputed interest	26,134	33,724
Net present value of lease liability	$392,529	$215,823

The components of lease cost as of June 30, 2024 and 2023, are as follows:

	June 30, 2024	June 30, 2023
Operating lease cost	$165,600	$35,801
Finance lease cost:
Amortization of assets	$33,541	$6,625
Interest on lease liabilities	$8,854	$1,057

Supplemental balance sheet information at June 30, 2024 and December 31, 2023 related to the leases are as follows:

Operating lease:

	June 30, 2024	December 31, 2023
Assets—operating lease right of use asset	$384,624	$528,196
Liabilities:
Current—operating lease liability	$245,312	$269,433
Noncurrent—operating lease liability	$147,217	$267,441
Total Lease Liability	$392,529	$536,874

Finance lease:

	June 30, 2024	December 31, 2023
Assets—finance lease right of use asset	$348,479	$301,801
Liabilities:
Current—finance lease liability	$74,395	$68,444
Noncurrent—finance lease liability	$211,361	$185,212
Total Lease Liability	$285,756	$253,656

OFF BALANCE SHEET ARRANGEMENTS

A commercial bank issued an irrevocable standby letter of credit on behalf of the Company for $500,000. The irrevocable standby letter of credit represents funds due and owing to the commercial bank as a result of the Company’s default under one or more of the terms of the Lease Agreement by and between the Company and its Landlord. This letter of credit had an original expiration of October 16, 2023, but such letter of credit was automatically extended for an additional period of one year, without amendment, from the expiration date. In no event shall this letter of credit be automatically extended beyond June 30, 2030. No amounts have been drawn under the standby letters of credit.

SUBSEQUENT EVENTS

On September 11, 2024, EXSO entered into a lease agreement for office and lab space in Hooks, TX. The facility spans approximately 22,150 square feet and includes a parcel of land of approximately one acre. The lease agreement has an initial term of three years and EXSO is obligated to pay approximately $278,700 over the three years. EXSO has two options of one year each. The first and second one year options would add additional rent of approximately $96,815 and $99,720, respectively.

F-15

Item 4. Exhibits

Exhibit #	Description
++^2.1	Certificate of Incorporation
++^2.2	Third Amended and Restated Certificate of Incorporation.
++^2.3	Amendment to Third Amended and Restated Certificate of Incorporation
++^2.4	Second Amendment to Third Amended and Restated Certificate of Incorporation
++^2.5	Bylaws
++ß2.6	Fourth Amended and Restated Certificate of Incorporation
++^3.1	Form of Convertible Note
++^3.2	Form of Warrant Agreement
++3.3	Convertible Promissory Note, Dated September 7, 2022, by and between Energy Exploration Technologies, Inc. and Egan Global Management LLC
++3.4	Convertible Promissory Note, Dated September 7, 2022, by and between Energy Exploration Technologies, Inc. and Michael Egan
++^4.1	Form of Regulation A, Tier 2 Subscription Agreement
++^5.1	EnergyX Preferred Series A Stockholder’s Agreement
++^6.1	2019 Executive Incentive Plan
++^6.2	Broker Dealer Reg A+ Agreement—Dalmore Group
++^6.3	Vice Chairmanship & Advisory Agreement
++^6.4	Hollister Advisory Agreement
++^6.5	Employment Agreement—Former Chief Financial Officer
++^6.6	Lease Agreement—Headway Circle—original
++^6.7	Lease Agreement—Headway Circle—Amendment #1
++^6.8	Lease Agreement—West Braker Lane—original
++^6.9	ProfMOF Sub-licensing agreement
++^6.10	ProfMOF Technology Development Agreement
++^6.11	University of Texas—Licensing Agreement
++^6.12	University of Texas—Sponsored Research Agreement
++^6.13	University of Texas—Amendment to Sponsored Research Agreement
++^6.14	Consulting Agreement—EVP of Technology
++^6.15	Employment Letter Agreement—EVP of Technology
++^6.16	Form of Indemnification Agreement
++^6.17	Employment Agreement—Chief Executive Officer
++^6.18	2021 Executive Incentive Plan
++^6.19	EnergyX Stock Option and Award Agreement
++^6.20	Employment Agreement—General Counsel
++^6.21	Employment Agreement—SVP—Technology
++^6.22	Stock Award Agreement—Chief Executive Officer
#++6.23	First Amendment to Vice Chairmanship & Advisory Agreement
#++6.24	First Amendment to Hollister Advisory Agreement
†++6.25	DuPont Joint Development Agreement
†++6.26	GEM Share Purchase Agreement
†++6.27	Advisory Termination Agreement
†++6.28	Dealmaker Software As A Service (SAAS) Agreement
++‡6.29	Series B Preferred Stock Purchase Agreement, Dated December 21, 2022 by and between Energy Exploration Technologies, Inc. and the Purchasers
++‡6.30	Lease Agreement – Headway Circle – Extension
++‡6.31	Dealmaker Broker-Dealer Agreement
++‡6.32	Consulting Services Agreement
++‡6.33	Employment Agreement—Chief Financial Officer
++‡ 6.34	General Motors Strategic Partnership Agreement
++‡ 6.35	University of Texas Patent License Agreement
++‡ 6.36	IMM Joinder to Series B Preferred Documents
++‡ 6.37	Elohim Joinder to Series B Preferred Documents
^++10.1	Power of Attorney

++	Previously filed
*	Filed herewith

^	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A filed with the Securities and Exchange Commission (File No. 024-11823) on March 10, 2022 and incorporated herein by reference.
#	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on March 23, 2022 and incorporated herein by reference.
†	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on June 8, 2022 and incorporated herein by reference.
‡

Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on September 27, 2023 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY EXPLORATION TECHNOLOGIES, INC.

Date: September 26, 2024	By:	/s/ Teague Egan
	Name:	Teague Egan
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	/s/ Teague Egan	Date: September 26, 2024
Name:	Teague Egan
Title:	Chief Executive Officer
(Principal Executive Officer)

	/s/ Mayank Sharma	Date: September 26, 2024
Name:	Mayank Sharma
Title:	Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

	/s/ Vincent Gomez	Date: September 26, 2024
Name:	Vincent Gomez
Title:	Controller

8